

10031071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bennett Ross, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 1801
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/27

AB 5/27

OATH OR AFFIRMATION

I, Charles Cludius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bennett Ross, Inc. as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public



SANDY ADAMS
MY COMMISSION EXPIRES
September 17, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BENNETT ROSS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED

MARCH 31, 2010

BENNETT ROSS, INC.

CONTENTS


CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bennett Ross, Inc.

We have audited the accompanying statement of financial condition of Bennett Ross, Inc., as of March 31, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bennett Ross, Inc., as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
May 11, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

BENNETT ROSS, INC.
Statement of Financial Condition
March 31, 2010

ASSETS

Cash	$ 3,791
Securities owned, at market value	6,336
Commissions receivable	8,862
Accounts receivable	599
	$ 19,588

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 530
Commission's payable	8,044
	8,574
Stockholder's equity	
Common stock, 1,000 shares authorized, $1 par value, 10 shares issued and outstanding	10
Additional paid-in capital	14,490
Retained earnings (deficit)	(3,486)
Total stockholder's equity	11,014
	$ 19,588

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Income
For the Year Ended March 31, 2010

Revenues	
Commission income	$ 99,613
Gain on securities owed	462
	100,075
Expenses	
Compensation and benefits	6,580
Commissions paid	89,643
Printing	327
Regulatory fees and expenses	4,797
Other expenses	4,486
	105,833
Income (loss) before income tax (expense) benefit	(5,758)
Income tax (expense) benefit	-0-
Net income (loss)	$ (5,758)

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at April 1, 2009	$ 10	$ 14,490	$ 2,272	$ 16,772
Net income (loss)			(5,758)	(5,758)
Balances at March 31, 2010	$ 10	$ 14,490	$ (3,486)	$ 11,014

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2010

Balance at April 1, 2009	$	-0-
Increases		-0-
Decreases		-0-
Balance at March 31, 2010	$	-0-

The accompanying notes are an integral part of these financial statements.

BENNETT ROSS, INC.
Statement of Cash Flows
For the Year Ended March 31, 2010

Cash flows from operating activities:	
Net income (loss)	$ (5,758)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Gain on securities owned	(462)
Changes in assets and liabilities:	
Increase in commissions receivable	(7,549)
Increase in accounts receivable	(278)
Decrease in federal income tax receivable	1,189
Decrease in accounts payable	(1,114)
Decrease in accrued expenses	(20,130)
Increase in commissions payable	6,862
Net cash provided (used) by operating activities	(27,240)
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(27,240)
Cash at beginning of year	31,031
Cash at end of year	$ 3,791

Supplemental Disclosures of Cash Flow Information

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Bennett Ross, Inc. (the "Company") is a direct-participation broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas corporation with customers located throughout the United States.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase (decrease) in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Purchase and sales of securities are recorded on a trade date basis. Commission's revenue and expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes may differ from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Recent Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 1 - Summary of Significant Accounting Policies, continued

SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended March 31, 2010. The adoption did not have a material impact on the Company's financial statements.

See Note 7 for more information regarding the Company's evaluation of subsequent events.

Fair Value Measurements

Effective April 1, 2009, the Company adopted SFAS 157 (FASB ACS 820) *Fair Value Measurements*, which provides a framework for measuring fair value under generally accepted accounting principles. FASB ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Note 1 - Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended March 31, 2010, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2010, the Company had net capital of approximately $8,579 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i).

Note 4 - Federal Income Taxes

For the year ending March 31, 2010, the Company had net operating losses of approximately $28,064 which will be carried forward to offset against future taxable income. These net operating loss carryforwards will expire as follows:

Year Ending March 31,	
2029	$ 22,306
2030	5,758
	$ 28,064

The tax benefit from the net operating loss carryforwards of $28,064 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

	Deferred Tax Asset March 31, 2009	Current Period Changes	Deferred Tax Asset March 31, 2010
Federal	$ 3,345	$ 864	$ 4,209
Valuation allowance	(3,345)	(864)	(4,209)
Amount per Balance sheet	$ -0-	$ -0-	$ -0-

Note 5 - Related Party Transactions/Economic Dependency

The Company is provided office space and various general and administrative services from an affiliated company.

Note 5 - Related Party Transactions/Economic Dependency, continued

The Company and various affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

The Company received $5,000 from an affiliate under the terms of an overhead reimbursement agreement and is reflected as a reduction against other expenses.

Note 6 - Stock Purchase Agreement

On March 23, 2010 the Company, subject to the terms of a Stock Purchase Agreement between its sole stockholder and Extenson Capital N.A., LLC, will be sold.

Note 7 - Subsequent Events

In preparing the accompanying financial statements the Company has reviewed events that have occurred after March 31, 2010, through May 11, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

March 31, 2010

Schedule I

BENNETT ROSS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 11,014
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		11,014
Deductions and/or charges –		
Non-allowable assets:		
Commission receivable	$ 886	
Other assets	599	(1,485)
Net capital before haircuts on securities positions		9,529
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		950
Net capital		$ 8,579

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 530
Commissions payable	8,044
Total aggregate indebtedness	$ 8,574

Schedule I (continued)

BENNETT ROSS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 572
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 3,578
Excess net capital at 1000%	$ 7,721
Ratio: Aggregate indebtedness to net capital	1 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

BENNETT ROSS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2010

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct-participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

March 31, 2010



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Bennett Ross, Inc.

In planning and performing our audit of the financial statements and supplemental information of Bennett Ross, Inc. (the "Company"), March 31, 2010 and for the year then ended. In accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
May 11, 2010